UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRANSPORTADORA DE GAS DEL SUR S.A.

(Name of Issuer)

GAS TRANSPORTER OF THE SOUTH INC.

(Translation of Issuer’s Name into English)

American Depositary Shares, representing Class “B” Shares

(Title of Class of Securities)

893870204

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893870204

1	Name of reporting persons. Broad Bay Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0 (see Item 4)
	6	Shared voting power. 4,802,540 American Depositary Shares (representing Class B Shares)*
	7	Sole dispositive power. 0 (see Item 4)
	8	Shared dispositive power. 4,802,540 American Depositary Shares (representing Class B Shares)*
9	Aggregate amount beneficially owned by each reporting person. 4,802,540 American Depositary Shares (representing Class B Shares)*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 6.2% of the Class B Shares*
12	Type of reporting person CO

*	The Reporting Persons are the beneficial owners of 4,802,540 American Depositary Shares (“ADS”) representing 24,012,700, or 6.2%, of the Class B Shares of Transportadora De Gas Del Sur S.A. (the “Issuer”). As of April 10, 2014, the Reporting Persons are the beneficial owners of 3,879,924 ADS, representing 19,399,620, or 4.9%, of the Class B Shares of the Issuer. See Item 4. All percentages are based on 389,302,689 Class B Shares stated to be outstanding as of December 31, 2013, in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on April 4, 2014. Each ADS represents 5 Class B Shares of the Issuer.

CUSIP No. 893870204

1	Name of reporting persons. Joseph Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0 (see Item 4)
	6	Shared voting power. 4,802,540 American Depositary Shares (representing Class B Shares)*
	7	Sole dispositive power. 0 (see Item 4)
	8	Shared dispositive power. 4,802,540 American Depositary Shares (representing Class B Shares)*
9	Aggregate amount beneficially owned by each reporting person. 4,802,540 American Depositary Shares (representing Class B Shares)*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 6.2% of the Class B Shares*
12	Type of reporting person IN

**	The Reporting Persons are the beneficial owners of 4,802,540 ADS representing 24,012,700, or 6.2%, of the Issuer. As of April 10, 2014, the Reporting Persons are the beneficial owners of 3,879,924 ADS, representing 19,399,620, or 4.9%, of the Class B Shares of the Issuer. See Item 4. All percentages are based on 389,302,689 Class B Shares stated to be outstanding as of December 31, 2013, in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on April 4, 2014. Each ADS represents 5 Class B Shares of the Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13G initially filed on May 23, 2011 (the “Original Filing”), as amended on August 8, 2011 (“Amendment No. 1”). The Original Filing, as amended by Amendment No. 1, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing, as amended by Amendment No. 1.

Item 4. Ownership.

(a)	Amount beneficially owned:

4,802,540 ADS, which is equivalent to 24,012,700 Class B Shares.* †

(b)	Percent of class:

6.2% of the outstanding Class B Shares.* †

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

0*†

(ii)	Shared power to vote or to direct the vote:

4,802,540 ADS, which is equivalent to 24,012,700 Class B shares.* †

(iii)	Sole power to dispose or direct the disposition of:

0*†

(iv)	Shared power to dispose or to direct the disposition of:

4,802,540 ADS, which is equivalent to 24,012,700 Class B shares.* †

*	As of December 31, 2013, Broad Bay has shared voting power and shared dispositive power with regard to 4,802,540 ADS, representing 24,012,700 Class B Shares, which it owns directly. Joseph Lewis has shared voting power and shared dispositive power with regard to the 4,802,540 ADS, representing 24,012,700 Class B Shares, owned directly by Broad Bay.
†	As of April 10, 2014, the Reporting Persons are currently the beneficial owners of 3,879,924 ADS, representing 19,399,620, or 4.9%, of the Class B Shares of the Issuer. Broad Bay has shared voting power and shared dispositive power with regard to 3,879,924 ADS, representing 19,399,620 Class B Shares, which it owns directly. Joseph Lewis has shared voting power and shared dispositive power with regard to the 3,879,924 ADS, representing 19,399,620 Class B Shares, owned directly by Broad Bay.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☒

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated May 23, 2011, between the Reporting Persons, incorporated by reference to Exhibit 1 of Schedule 13D filed May 23, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2014	BROAD BAY LTD.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
	Name:	Joseph Lewis, Individually